AUTOINFO, INC.
                         6413 Congress Avenue, Suite 240
                            Boca Raton, Florida 33487

                                                                   June 28, 2005

United States Securities and
    Exchange Commission
450 Fifth Street N.W.
Mail Stop 4-9
Washington, D.C. 20549

Attention:  Messeret Nega, Esq.

      Re:    AutoInfo, Inc.
             Registration Statement on Form S-2 (File Number 333-123710)

Dear Ms. Nega:

      We   hereby   request   acceleration   of   the   effectiveness   of   the
above-referenced Registration Statement to Wednesday, June 29, 2005 at 4:00 PM Eastern Time, or as soon as practicable thereafter.

      In connection with our request for acceleration, we hereby represents as follows:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    AUTOINFO, INC.


                                    By: /s/ Harry Wachtel
                                        --------------------------------------
                                        Harry Wachtel
                                        President and Chief Executive Officer